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SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SEC FILE NUMBER
8-11988

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Whitewood Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, Suite 805
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hinman Au, CEO — (646) 780-8122
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street Suite #1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hinman Au, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Whitewood Group, Inc. (Company), as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Hinman Au, CEO

Notary Public

DEBBIE LOUIE
Notary Public, State of New York
No. 01LO5061823
Qualified in New York County
Commission Expires June 17, 2018

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm	1
(x)	(a)	Facing page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Income (Loss).	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in stockholders'Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).	10
(x)	(p)	Management's assertion letter regarding (k)(2)(i).	11

VB&T

Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Whitewood Group, Inc.

We have audited the accompanying statement of financial condition of Whitewood Group, Inc., (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitewood Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

WHITEWOOD GROUP, INC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

		2016
Cash and cash equivalents	$	159,472
Loan receivable		9,957
Prepaid expense		5,090
Total Assets	$	174,519

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	5,647
Loan payable		157,010
Total Liabilities		162,657
Contingencies		
Stockholder's Equity:		
Common stock, no par value, 10,000 shares authorized, 500 shares issued and outstanding		1,000
Paid in capital		419,880
Accumulated (deficit)		(409,018)
Total Stockholder's Equity		11,862
Total Liabilities and Stockholder's Equity	$	174,519

See Independent Accountants' Report and Accompanying Notes

WHITEWOOD GROUP, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	$ 153
Total Revenue	153
Expenses:	
Salaries & wages	74,250
Rents	10,452
Payroll taxes	7,930
Other expenses	19,835
Regulatory fees	6,767
Professional fees	63,909
Total Expenses	183,143
Net Loss	$ (182,990)

WHITEWOOD GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (182,990)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Loan receivable	(9,957)
Prepaid expense	(3,425)
Accounts payable and accrued expenses	(7,498)
Loan payable	157,010
Net Cash (Used) by Operating Activities	(46,860)
Cash Flows from Investing Activities:	
Stockholder contributions	174,595
Net Cash Provided by Investing Activities	174,595
Cash Flows from Financing Activities:	-
Net Increase In Cash	127,735
Cash, January 1, 2016	31,737
Cash, December 31, 2016	$ 159,472

See Independent Accountants' Report and Accompanying Notes

WHITEWOOD GROUP, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common stock	Paid in capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2016	$ 1,000	$ 245,285	$ (226,028)	$ 20,257
Net Loss			(182,990)	(182,990)
Stockholder contributions		174,595		174,595
Balance, December 31, 2016	$ 1,000	$ 419,880	$ (409,018)	$ 11,862

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Whitewood Group, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2016, the Company has only generated revenue based upon 12b-a fees that were generated by the previous owners of the firm that are payable to Whitewood Group.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. and pursuant to an ownership change during 2011 and the name was changed to Whitewood Group, Inc.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from the remaining provisions of that rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The company is waiting for continuing membership application (CMA) approval from FINRA to operate as a broker dealer. As a result, the Company generated almost no revenue for the year ended December 31, 2016.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2016, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of -$3,185 which was below the minimum requirement of $5,000.

On August 19, 2016 the Company had fallen below its minimum net capital requirement (SEA Rule 17a-11(b)) of $5,000. The Company's net capital was less than 120% of the required minimum net capital (SEA Rule 17a-11(c) (3). During the period August 19, 2016 to December 6, 2016 the Company had a net capital deficiency of $5,585. According to the Company its net capital violation was the result of its original stock purchase agreement. The Company has notified the United States Securities and Exchange Commission on December 7, 2016 that it is modifying the original stock purchase agreement in order to return the Company to net capital compliance.

The revised stock purchase agreement states in part that in the event FINRA denies the Company's application for a change in ownership, the Company will return to the purchaser only deposits in excess of 120% of its net capital requirement, reduced for operational and related expenses. As of the date of the Accountants' Report to these financial statements, FINRA had accepted this revision in the purchase agreement, and the Company is now in compliance with its minimum net capital requirements.

4. RENT

On July 25, 2016, the Company subleased its office facility at 2 Wall Street, in New York City for a one year period with monthly rent of $2,000.

5. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The company, however, had a loss for the year ending December 31, 2016 and, as a result, paid no income taxes.

6. CONTINGENCIES

The Company generated almost no revenue for the year ending December 31, 2016 pending approval by FINRA to operate as a broker-dealer. There is no guarantee that the company will obtain that approval in the near future.

WHITEWOOD GROUP, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

7. RELATED PARTIES

Whitewood Group, Inc. is owned by Whitewood Group Holdings, LLC for 75.1% and is owned by MMBD Trading for 24.9%. After successful approval of FINRA, MMBD will own 100% of Whitewood Group.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 1, 2017, which is the date the financial statements were available to be issued.

WHITEWOOD GROUP, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:	
Total stockholder's equity	$ 11,862
Deductions and/or charges:	
Non-allowable assets:	(15,047)
Net capital before haircuts on securities positions	(3,185)
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ (3,185)
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 162,657
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 10,844
Minimum net capital required	$ 5,000
Excess net capital	$ (14,029)
Net capital less greater of 10% of total AI or 120% of min. net capital	$ (19,451)
Percentage of aggregate indebtedness to net capital is	-5107%

The above computation agrees with the December 31, 2016 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

Net Capital per December 31, 2016 Focus Filing	$ (3,185)
Audit Adjustments	-
Net Capital post audit adjustments	$ (3,185)

VB&T
Certified Public Accountants, PLLC

250 W 57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Whitewood Group, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Whitewood Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Whitewood Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

Whitewood Group, Inc
2 Wall Street, Suite 805
New York, NY 10005
646-780-8122
Member FINRA/SIPC

Rule 15c3-3 Exemption Report

Whitewood Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k):(2)(i) throughout the most recent fiscal year without exception.

I, Hinman Au, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

January 30, 2017

Whitewood Group, Inc.

(SEC I.D. No. 8-11988)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2016

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS